UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 3, 2025

Carlyle Secured Lending, Inc.

(Exact name of registrant as specified in its charter)

Maryland	814-00995	80-0789789
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Vanderbilt Avenue, Suite 3400
New York New York		10017
(Address of Principal Executive Offices)		(Zip Code)

(212) 813-4900

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	CGBD	The Nasdaq Global Select Market
8.20% Notes due 2028	CGBDL	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 – Entry into a Material Definitive Agreement.

Amendment to Agreement and Plan of Merger

On January 3, 2025, Carlyle Secured Lending, Inc., a Maryland corporation (“CGBD” or the “Company”), together with the other parties to the Agreement and Plan of Merger, dated as of August 2, 2024 (the “Merger Agreement”), with Carlyle Secured Lending III, a Delaware statutory trust (“CSL III”), Blue Fox Merger Sub, Inc., a Maryland corporation and wholly-owned subsidiary of CGBD (“Merger Sub”), CSL III Advisor, LLC, a Delaware limited liability company and investment adviser to CSL III (“CSL III Advisor”), and Carlyle Global Credit Investment Management, L.L.C., a Delaware limited liability company and investment adviser to CGBD (“CGCIM,” together with CSL III Advisor, the “Advisors”), entered into an amendment (the “Amendment”) to the Merger Agreement. Capitalized terms not defined herein shall have the meaning ascribed to them in the Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on August 5, 2024, and is incorporated herein by reference.

Under the Amendment:

•

If the closing of the Mergers occurs, CGCIM and/or CSL III Advisor will bear the fees and expenses incurred by any party in connection with or related to the Merger Agreement and the transactions contemplated thereby (“transaction costs”) allocated to CGBD and CSL III respectively, in a mutually agreeable manner, up to an aggregate amount equal to $5 million; provided that, each of CGBD and CSL III will pay its pro rata share of the transaction costs in excess of the portion of the $5 million applicable to it, if any, allocated based upon the relative net assets of CGBD and CSL III, respectively, as of the date on which the Exchange Ratio is determined;

•

If the closing of the Mergers does not occur because the requisite approval of CGBD stockholders was not obtained and thereafter the Merger Agreement is terminated, (x) CSL III Advisor will bear CSL III’s pro rata share of the aggregate transaction costs allocated based upon the relative net assets of CGBD and CSL III as of the most recent quarter-end preceding the date of such termination, up to an aggregate amount equal to $2.5 million, provided that CSL III will bear any transaction costs allocated to it that exceed $2.5 million, and (y) CGBD will bear all of its pro rata share of the aggregate transaction costs allocated based upon the relative net assets of CGBD and CSL III as of the most recent quarter-end preceding the date of such termination);

•

If the closing of the Mergers does not occur for any other reason and thereafter the Merger Agreement is terminated, CGCIM and/or CSL III Advisor will bear 50% of the aggregate transaction costs, up to an aggregate amount equal to $2.5 million; provided that, each of CGBD and CSL III will pay its pro rata share of the transaction costs in excess of the portion of the $2.5 million applicable to it, if any, allocated based upon the relative net assets of CGBD and CSL III, respectively, as of the most recent quarter-end preceding the date of such termination.

The Amendment was unanimously approved by the board of directors of CGBD, including the members of a special committee comprised solely of certain independent directors of CGBD.

Other than as expressly modified by the Amendment, the Merger Agreement remains in full force and effect. The foregoing summary description of the Amendment is subject to and qualified in its entirety by reference to the Amendment, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and the terms of which are incorporated herein by reference.

Forward-Looking Statements

Some of the statements in this Current Report on Form 8-K constitute forward-looking statements because they are not historical facts, but instead relate to future events or the future performance or financial condition of CGBD, CSL III or the Mergers. The forward-looking statements may include statements as to: future operating results of CGBD and CSL III and distribution projections; business prospects of CGBD and CSL III and the prospects of their portfolio companies; and the impact of the investments that CGBD and CSL III expect to make. In addition, words such as “anticipates,” “believes,” “expects,” “intends,” “will,” “should,” “may,” “plans,” “continue,” “believes,” “seeks,” “estimates,” “would,” “could,” “targets,” “projects,” “outlook,” “potential,” “predicts,” and variations of these words and similar expressions to identify forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this Current Report on Form 8-K involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of CGBD stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of CGBD and CSL III or the economy generally due to terrorism, war or other geopolitical conflict (including the uncertainty surrounding Russia’s military invasion of Ukraine and the impact of geopolitical tensions in other regions such as the Middle East, and developing tensions between China and the United States); (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in CGBD’s and CSL III’s operating areas, particularly with respect to business development companies or regulated investment companies; and (xiii) other considerations that may be disclosed from time to time in CGBD’s and CSL III’s publicly disseminated documents and filings. CGBD and CSL III have based the forward-looking statements included in this Current Report on Form 8-K on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although CGBD and CSL III undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that CGBD and CSL III have filed or in the future may file with the SEC, including the Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, CGBD has filed a registration statement on Form N-14 (the “Registration Statement”) with the SEC, which includes a preliminary information statement (the “Information Statement”) of CSL III, a preliminary proxy statement of CGBD (the “Proxy Statement”) and a preliminary prospectus of CGBD (the “Prospectus”). Once the Registration Statement is effective, the Proxy Statement, Information Statement and Prospectus will be distributed to shareholders of CSL III and stockholders of CGBD, as applicable. This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF CGBD AND SHAREHOLDERS OF CSL III ARE URGED TO READ THE PROXY STATEMENT, THE INFORMATION STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CSL III, CGBD, THE MERGERS AND RELATED MATTERS.

Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website at http://www.sec.gov or, for documents filed by CGBD, from CGBD’s website at https://www.carlylesecuredlending.com/.

Participants in the Solicitation

CGBD, its directors, certain of its executive officers and certain employees and officers of CGCIM and its affiliates may be deemed to be participants in the solicitation of CGBD proxies in connection with the Mergers. Information about the directors and executive officers of CGBD is set forth in its proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 26, 2024. CSL III, its trustees, certain of its executive officers and certain employees and officers of CSL III Advisor and its affiliates may be deemed to be participants in the solicitation of CGBD proxies in connection with the Mergers. Information about the trustees and executive officers of CSL III is set forth in its annual report on Form 10-K, which was filed with the SEC on March 12, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the CGBD stockholders in connection with the Mergers will be contained in the Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this Current Report on Form 8-K is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in CGBD, CSL III or in any fund or other investment vehicle managed by the Advisors or any of their respective affiliates.

Item 9.01 – Financial Statements and Exhibits.

(d) Exhibits:

Exhibit Number	Description

2.1	Amendment to the Agreement and Plan of Merger among Carlyle Secured Lending III, Carlyle Secured Lending, Inc., Blue Fox Merger Sub, Inc., CSL III Advisor, LLC and Carlyle Global Credit Investment Management L.L.C., dated as of January 3, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARLYLE SECURED LENDING, INC.
(Registrant)

Dated: January 3, 2025	By:	/s/ Thomas M. Hennigan
	Name:	Thomas M. Hennigan
	Title:	Chief Financial Officer

Exhibit 2.1

Execution Version

AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT (this “Amendment”) to the Agreement (as defined below) is entered into as of January 3, 2025, by and among Carlyle Secured Lending III, a Delaware statutory trust (“CSL III”), Carlyle Secured Lending, Inc., a Maryland corporation (“CSL”), Blue Fox Merger Sub, Inc., a Maryland corporation and a direct wholly-owned subsidiary of CSL (“Merger Sub”), and, for the limited purposes set forth therein, CSL III Advisor, LLC, a Delaware limited liability company and investment adviser of CSL III (“CSL III Advisor”), and Carlyle Global Credit Investment Management L.L.C., a Delaware limited liability company and investment adviser of CSL (“CGCIM,” together with CSL III Advisor, the “Advisors”). CSL, CSL III, Merger Sub and the Advisors are sometimes referred to herein individually as a “Party” and collectively as the “Parties.” Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Agreement.

WHEREAS, the Parties previously entered into that certain Agreement and Plan of Merger, dated as of August 2, 2024 (as amended, modified, supplemented, or restated from time to time, the “Agreement”);

WHEREAS, Section 9.5 of the Agreement permits the Parties to amend the Agreement at any time before or after approval of the CSL Matters by the stockholders of CSL by an instrument in writing signed by the Parties (acting upon the recommendation of the CSL III Special Committee, in the case of CSL III, or the CSL Special Committee, in the case of CSL); and

WHEREAS, the Parties desire to enter into this Amendment to amend certain terms of the Agreement in accordance with the terms and conditions set forth herein and therein.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

Section 1. Amendments to the Agreement.

(A) Section 9.4 of the Agreement shall be amended and restated in its entirety as follows:

9.4 Fees and Expenses.

(a) Subject to Section 9.2, all fees and expenses incurred by any party or any of its Consolidated Subsidiaries in connection with or related to this Agreement and the Transactions, (the “Transaction Expenses”), including all (i) fees and expenses for financial advisory and legal services to each of CSL and CSL III in connection with this Agreement and the Transactions, (ii) fees and expenses incurred in connection with the CSL Stockholder Meeting, such as printing and mailing the Registration Statement and necessary ancillary documents, (iii) fees and expenses incurred in connection with soliciting and tabulating stockholder votes, including the cost of a proxy solicitation firm, (iv) fees and expenses incurred in connection with meetings of the CSL Special Committee and the CSL III Special Committee, (v) fees and expenses incurred by the CSL Board or the CSL III Board in connection with the Transactions including legal, tax, and other outside advisors, (vi) fees and expenses incurred in connection with litigation relating to the Transactions, (vii) the drafting of this Agreement, the other ancillary documents and the Registration Statement, (viii) filing and other fees paid to the SEC in connection with the Transactions, and (ix) filing and other fees incurred in connection with any filing under the HSR Act in connection with the Transactions, shall, in each case, be paid in accordance with Section 9.4(b).

(b) (i) If Closing occurs, CGCIM and/or CSL III Advisor shall, as they deem appropriate, either through direct payment to the vendors or payees, through waiver or offset of fees owed to CGCIM or CSL III Advisor or through reimbursement to CSL or CSL III, as the case may be, bear the Transaction Expenses allocated to CSL and CSL III respectively, in a mutually agreeable manner, up to an aggregate amount equal to $5,000,000; provided that, each of CSL and CSL III shall pay its pro rata share of Transaction Expenses in excess of the portion of the Expense Cap applicable to it, if any, allocated based upon the relative net assets of CSL and CSL III, respectively, as of the date on which the Exchange Ratio is determined, (ii) if Closing does not occur because the stockholders of CSL shall have failed to approve the CSL Matters by the CSL Requisite Vote of CSL’s stockholders at a duly held meeting of CSL’s stockholders or at any adjournment or postponement thereof at which the CSL Matters have been voted upon and thereafter this Agreement is terminated, (x) CSL III Advisor shall, either through direct payment to the vendors or payees, through waiver or offset of fees owed to CSL III Advisor or through reimbursement to CSL III, bear CSL III’s pro rata share of the aggregate Transaction Expenses allocated based upon the relative net assets of CSL and CSL III as of the most recent quarter-end preceding the date of such termination, up to an aggregate amount equal to $2,500,000; provided that, CSL III shall pay any Transaction Expenses allocated to it that exceed $2,500,000, and (y) CSL shall pay all of its pro rata share of the aggregate Transaction Expenses allocated based upon the relative net assets of CSL and CSL III as of the most recent quarter-end preceding the date of such termination, and (iii) if Closing does not occur other than for a reason set forth in Section 9.4(b)(ii), CGCIM and/or CSL III Advisor shall, as they deem appropriate, either through direct payment to the vendors or payees, through waiver or offset of fees owed to CGCIM or CSL III Advisor or through reimbursement to CSL or CSL III, bear 50% of the aggregate Transaction Expenses, up to an aggregate amount equal to $2,500,000 (such amount under clauses (i), (ii) or (iii), the “Expense Cap”); provided that, each of CSL and CSL III will pay its pro rata share of Transaction Expenses in excess of the portion of the Expense Cap applicable to it, if any, allocated based upon the relative net assets of CSL and CSL III, respectively, as of the most recent quarter-end preceding the date of such termination.

(B) The Table of Definition in Article X of the Agreement shall be amended to delete therefrom the defined terms, and section references of, “BDC Expenses” and “Joint Expenses” in their entirety.

(C) The Table of Definition in Article X of the Agreement shall be amended to add the following defined terms and section references in the appropriate alphabetical order:

“Expense Cap	Section 9.4(b)”

“Transaction Expenses	Section 9.4(a)”

Section 2. Effect of Amendment. Except as specifically provided in this Amendment, the Agreement shall remain in full force and effect in accordance with its terms. This Amendment is limited precisely as drafted and shall not constitute a modification, acceptance or waiver of any other provision of the Agreement.

Section 3. Other Provisions. Article XI (General Provisions) of the Agreement is hereby incorporated herein by reference, mutatis mutandis.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

CARLYLE SECURED LENDING III

By:	/s/ Justin Plouffe
Name: Justin Plouffe
Title: Chief Executive Officer

CARLYLE SECURED LENDING, INC.

By:	/s/ Thomas M. Hennigan
Name: Thomas M. Hennigan
Title: Chief Financial Officer

BLUE FOX MERGER SUB, INC.

By:	/s/ Thomas M. Hennigan
Name: Thomas M. Hennigan
Title: Secretary

CSL III ADVISOR, LLC

By:	/s/ Joshua Lefkowitz
Name: Joshua Lefkowitz
Title: Chief Legal Officer

CARLYLE GLOBAL CREDIT INVESTMENT MANAGEMENT L.L.C.

By:	/s/ Joshua Lefkowitz
Name: Joshua Lefkowitz
Title: Chief Legal Officer

[Signature Page to Amendment to the Agreement and Plan of Merger]